UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Solitario Resources Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

8342EP107

(CUSIP Number)

July 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Newmont Corp.

Attn: Logan Hennessey

6900 E Layton Ave.

Denver, Colorado 80237

(303) 863-7414

CUSIP No. 8342EP107

1	Names of Reporting Person. Newmont Corp.(1)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,866,667
	6	Shared Voting Power (see Item 5 below) 0
	7	Sole Dispositive Power 6,866,667
	8	Shared Dispositive Power (see Item 5 below) 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,866,667
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 9.86% (2)
12	Type of Reporting Person CO

(1)	On April 17, 2019, Newmont Mining Corporation changed its name to Newmont Goldcorp Corporation and on January 6, 2020, Newmont Goldcorp Corporation changed its name to Newmont Corp.
(2)

Based on a total of 64,801,373 shares of common stock issued and outstanding as of May 5, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed by the Issuer with the SEC on May 5, 2023.

SCHEDULE 13G

This Schedule 13G is filed on behalf of Newmont Overseas Exploration Ltd., a Delaware corporation (the “Reporting Person”).

Item 1(a).	Name of Issuer

Solitario Resources Corp. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

4251 Kipling Street, Suite 390 Wheat Ridge, Colorado 80033
Item 2(a).	Names of Persons Filing

Newmont Corp.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Newmont Corporation 6900 E. Layton Ave., Suite 700 Denver, Colorado 80237 Attn: Legal Department

Item 2(c).	Citizenship

Newmont Corp., a Delaware corporation

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number

8342EP107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2023	NEWMONT CORPORATION, a Delaware corporation

	By:	/s/ Logan Hennessey
Name: Logan Hennessey
Title: Vice President, Associate General Counsel and Corporate Secretary